November 12, 2004	FOLEY & LARDNER LLP ATTORNEYS AT LAW 100 NORTH TAMPA STREET, SUITE 2700 Tampa, FL 33602-5810 P.O. Box 3391 Tampa, FL 33601-3391 813.229.2300 TEL 813.221.4210 FAX www.foley.com

Peggy A. Fisher

Assistant Director

Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street NW

Washington, D.C. 20549

Re:	Veri-Tek International, Corp.

Amendment No. 1 to Registration Statement on Form S-1

File Number 333-118830

Dear Ms. Fisher:

On behalf of Veri-Tek International, Corp. (the “Company”), we are transmitting herewith Amendment No. 1 to the Form S-1 Registration Statement that was filed by the Company on November 12, 2004 (“Amendment No. 1”). Enclosed with the hard copy of this letter are two blacklined copies of Amendment No. 1 showing the changes that were made to the originally filed registration statement.

The following are the Company’s responses to the Commission’s letter of September 30, 2004, containing the Commission’s comments regarding the originally filed registration statement. For your convenience, the text of each Commission comment is set forth below, and the Company’s response follows each comment.

General

1.	Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information. This includes a bona fide estimate of the range of the maximum offering price and the maximum number of securities offered.

Response: The Company duly notes and acknowledges this comment. The form of preliminary prospectus that the Company circulates will contain all non-rule 430A information, including a

BRUSSELS CHICAGO DETROIT JACKSONVILLE	LOS ANGELES MADISON MILWAUKEE NEW YORK	ORLANDO SACRAMENTO SAN DIEGO SAN DIEGO/DEL MAR	SAN FRANCISCO SILICON VALLEY TALLAHASSEE TAMPA	TOKYO WASHINGTON, D.C. WEST PALM BEACH

Peggy A. Fisher

November 12, 2004

bona fide estimate of the range of the maximum offering price and the maximum number of securities offered.

2.	Please fill in the blanks throughout the filing, and note that we may have additional comments after you do so.

Response: The Company duly notes and acknowledges this comment.

3.	If you intend to include graphics in the prospectus, please submit them and allow time for staff review and comment.

Response: The Company has enclosed with the hard copy of this letter a copy of the graphics that it intends to use in the prospectus.

4.	Under a separate caption, provide a more complete discussion of the acquisition, explaining all the sources and uses of funds involved. The discussion should clearly explain what the various interested parties paid and received or will receive. We may have further comments if the discussion you include is not clear and straightforward or if it does not contain enough detail for potential investors to understand the complete transaction.

Response: The Company has provided the information requested by this comment under a separate caption in the prospectus entitled “History of the Company.”

5.	Supplementally provide us with a brief explanation of the rationale for structuring Quantum Value Partners’ investment in the business of the registrant as a purchase of the assets of Veri-Tek International Corp. rather than a direct equity investment in that entity as is more customary in venture capital transactions. We note in this regard that it appears that in order to consummate the asset acquisition you were required to pay out $6.0 million dollars and then recapitalize your company with a similar amount borrowed from an affiliate at a 20% interest rate. For example, please tell us what assets or liabilities of the seller were not purchased by the registrant in the asset purchase transaction, if the $6.0 million paid in consideration for the assets was retained by the company now known as JCJ International Corporation or distributed to Mr. Juranitch, and whether Mr. Juranitch owns any shares of the registrant and briefly describe the transactions by which he acquired those shares.

Response: The Company has provided the information requested by this comment in a separate section of the prospectus entitled “History of the Company.” In addition, please note that the proceeds of the asset

Peggy A. Fisher

November 12, 2004

acquisition received by the Company’s predecessor, Veri-Tek International Corp., were subsequently distributed to the sole shareholder of Veri-Tek International Corp., Jim Juranitch. The Company’s subordinated note, the proceeds of which were used to purchase the asstes of its predecessor company, will be converted into 1,195,900 shares of the Company’s common stock upon the closing of the offering contemplated by the Company’s registration statement.

Prospectus Cover Page

6.	If significant, please disclose on the cover page the extent to which Quantum Value Partners will continue to control your company after the offering.

Response: The Company has revised the cover page of the prospectus to reflect the anticipated ownership of Quantum Value Partners, LP after the offering.

Prospectus Summary - Pages 1 to 4

7.	We note that the disclosure on pages 1-4 is identical to the disclosures in the forepart of your “Business” section on pages 32-34. Your “Summary” section should highlight, not repeat, information that appears in the body of the prospectus. Please revise your prospectus summary accordingly, taking into consideration the comments we have made directly to your “Business” section below.

Response: The Company has revised the “Summary” section of the prospectus to address this comment.

8.	The disclosure in your summary should be a balanced presentation of your business and prospects. Expand your disclosure to briefly describe some of the serious challenges you face, many of which are identified in your risk factors section, such as that the proceeds from your offering will be used to repay your outstanding debt, that your ability to obtain additional working capital in the future will depend on your ability to make borrowings under your credit facility, that those borrowings may be repayable at any time at the demand of your creditor, and that your current business plan anticipates that you will need to obtain substantial amounts of cash either from operations or additional financings in order to make the capital expenditures you have outlined on page 28.

Response: The Company has revised the “Summary” section to describe some of the challenges that it faces under the subheading “Additional Considerations.” Please note that the Company has a binding commitment letter for a new credit facility. The Company intends to enter into this new credit facility before the closing of this offering. The availability of funds under the Company’s new credit facility will be contingent upon the closing of this offering. The

Peggy A. Fisher

November 12, 2004

Company’s new credit facility will be a two-year revolving loan agreement instead of a demand note.

Summary Financial Data - Pages 6 to 7

9.	Please revise this table and similar tables throughout the filing to clearly label columns for the year ended December 31, 1999 and 2000, the Combined column for the year ended December 31, 2003 and the columns for the six months ended June 30, 2003 and 2004 as unaudited.

Response: The Company duly notes and acknowledges this comment and has revised the tables throughout the prospectus accordingly.

10.	We note that you present a line item entitled EBITDA. We also see in footnote 2 to the table that you provide a brief explanation regarding your use of EBITDA, which states that you presented the measure “because it is a widely accepted financial indicator of a company’s ability to incur and service debt.” Please revise the discussion of your use of this measure to discuss in greater detail why management believes investors would find this measure valuable in the context in which it is presented, given the excluded items. See Item 10 of Regulation S-K and also see SEC Release No. 33-8176. This comment also applies to the Selected Financial Data presented on Page 21.

Response: The Company has revised its explanation regarding its use of EBITDA to address this comment.

11.	With respect to the presentation and discussion of EBITDA, in footnote 2 to the summary financial data table you indicate that EBITDA is a “widely accepted financial indicator of a company’s ability to incur and service debt.” Tell us why you believe that the most directly comparable GAAP measure is net income and not cash flows from operations. Refer also to the guidance relating to presenting EBITDA as a performance measure provided in questions 8 and 15 of the Staff’s FAQ Regarding the Use of Non-GAAP Financial measures. Otherwise, remove the measure. This comment also applies to the Selected Financial Data presented on Page 21.

Response: The Company has revised its discussion of EBITDA to more fully explain the Company’s use of EBITDA and to correct the Company’s statement described in this comment.

Peggy A. Fisher

November 12, 2004

12.	We note that you present certain pro forma information to give effect to the impact of the proposed transaction on your outstanding debt and the related interest expense. However, you have not included full pro forma financial statements.

•	Please revise your filing to include the pro forma information, including a pro forma balance sheet, consistent with the format required by Article 11 of Regulation S-X.

•	Clearly show all adjustments gross and referenced to footnotes that explain the assumptions you made.

•	Note that the pro forma balance sheet should also consider stockholders’ equity adjustments directly attributable to the transaction.

•	Please show pro forma earnings per share information in the revised pro forma financial statements.

Response: The Company has revised its proforma financial statements to address this comment.

13.	Also with respect to the pro forma statements of operations, we note that you appear to be recording adjustments for the reduction of the credit facility, which will be achieved using the proceeds from the offering, and for the conversion of the subordinated debt into shares of your common stock. Supplementally explain why you believe these adjustments meet the criteria of Rule 11-02(b)(6) of Regulation S-X.

Response: The Company believes that the income statement adjustments for interest expense resulting from the conversion of subordinated debt and the net proceeds from this offering are correct and meet the criteria of Rule 11-02(b)(6) for the following reasons:

The adjustments are directly attributable to the proposed transaction, are expected to have a continuing impact and are factually supported. The estimated proceeds of $13.4 million would retire the revolving credit facility of $3.7 million and $4.7 million in the 2003 and 2004 periods, respectively. The remaining cash balance of $9.7 million and $8.7 million would be sufficient to eliminate further borrowing in the periods discussed as the maximum change in borrowing when compared to the balance at the beginning of the period was $1.0 million in 2003 and $4.1 million in 2004. The subordinated debt is scheduled to convert into common stock concurrently with the proposed transaction, and therefore, would be reduced to zero in both the 2003 and 2004 periods.

Peggy A. Fisher

November 12, 2004

Risk Factors - Pages 8 to 16

14.	Please note that we have made comments to other sections of your document that may require the addition of new risk factors or modifications to your existing risk factors. Please revise accordingly.

Response: The Company duly notes and acknowledges this comment and has revised the “Risk Factors” section accordingly.

15.	Please delete the fourth sentence of the lead-in paragraph to your “Risk Factors” section and revise your risk factors to present all of the material risks that may adversely affect your business, financial condition and results of operation.

Response: The Company has revised the “Risk Factors” section of the prospectus, including the lead-in paragraph, accordingly.

Risk Related to Our Operations - Pages 8 to 14

16.	We note that your business strategy (e.g., manufacturing and selling precision driveshafts) relies to a significant degree on the trends in the automotive industry relating to rear-wheel drive vehicles, including SUVs and luxury pickup trucks and sedans. If appropriate, please include a risk factor that addresses any risks to your business from industry-wide declines in sales of automobiles in general, and declines in sales of the types of automobiles that your business will address in particular.

Response: The Company has supplemented its existing risk factor entitled “Our operating results may fluctuate because we operate primarily in the automotive industry, which is cyclical and seasonal” to address this comment.

17.	We note from page 28 that you will be required to make significant capital expenditures to finance the growth of your manufacturing and testing operations. Disclose any material risks to your growth strategy if you are unable to generate cash or obtain financing on favorable terms required to make these capital expenditures.

Response: The Company has added a risk factor to the prospectus entitled “We may need to raise additional funds in order to finance the commercialization of our testing services and manufacturing operations, which if unavailable to us, would force us to delay, reduce or eliminate our commercialization efforts” addressing the items set forth in this comment.

Peggy A. Fisher

November 12, 2004

18.	We note that the testing equipment you currently sell is used on-site by manufacturers as part of their in-line manufacturing process and that your anticipated testing services will be offered at your facility. Disclose any material risks that you may face in implementing your growth strategy with regard to growing your testing services as a result of having to interrupt the manufacturing process at the manufacturer’s site to transport and test the related products at your facility or as a result of any capacity constraints you may face in conducting these activities at your facility.

Response: The Company has revised its existing risk factor entitled “Because we have not generated significant revenue from our testing services, you have a limited amount of information to value our business prospects for our testing services” to address this comment.

19.	Disclose, either in a separate risk factor or in an appropriate existing risk factor, that your current cash balance at June 30, 2004 was $2,000 and any related risks.

Response: The Company has addressed this comment in the risk factor described in response to comment number 17.

Risks Relating to our Common Stock and the Offering - Pages 14 to 16

20.	If applicable, add appropriate risk factor disclosure if your common stock may be considered “penny stock”. Refer to Rules 15g-1 through 15g-9 under the Exchange Act (collectively known as the “penny stock rules”) and Section 3(a)(51) and Rule 3a51-1 of the Exchange Act. In addition, please disclose any additional risk factors that may affect the liquidity of your common stock as a result of your listing on the Nasdaq SmallCap Market, such as limited trading volumes.

Response: Please note that the Company has increased the size of its offering and anticipates that its common stock will be listed on the American Stock Exchange. Because the Company anticipates that its common stock will be listed on the American Stock Exchange or, in the alternative, the Nasdaq Small Cap Market, the “penny stock” rules will not be applicable and the Company does not believe that it will be subject to the limited trading volumes associated with the Nasdaq Small Cap Market, in general.

21.	Add risk factor disclosure that your investors may suffer dilution in the future to their ownership, preferences, rights or privileges if you are required to obtain financing to fund your operations or implement your growth strategy on terms that are not favorable or at a valuation that is lower than the value of your company implied by your current offering.

Peggy A. Fisher

November 12, 2004

Response: The Company has addressed this comment in the risk factor described in response to comment number 17.

Use of Proceeds - Page 18

22.	We note the significant capital expenditures that you will be required to make to in order to grow your manufacturing and testing operations, your current low level of working capital and that a majority of the proceeds from your offering will be used to pay down your existing credit facility and that repayment of the outstanding obligations under that credit facility may be demanded at any time. If true, disclose in your “Use of Proceeds” section that the proceeds for your offering may not be sufficient to fund all of the capital expenditures that you will be required to make in order to implement the intended business plans that you have described in your “Business” section.

Response: The Company has revised the “Use of Proceeds” section of the prospectus to address this comment. The Company also notes that it has revised the “Risk Factors” section of this prospectus to further address this issue. Please note, however, that the Company believes the proceeds of this offering will be sufficient to fund its working capital needs, including capital expenditures required in order to implement its business plan, for twenty-four months.

Dividend Policy - Page 18

23.	We note your statement that “we have never declared or paid any cash dividends” but that Veri-Tek International Corp. did in fact historically make occasional dividend payments while it was considered a subchapter “S” corporation. Since your references to your company throughout your prospectus include the historical operations of that entity, please revise your disclosure in this section to avoid any confusion.

Response: The Company has revised the “Dividend Policy” section of the prospectus to address this comment.

Dilution - Page 20

24.	Please explain that if your underwriters’ over-allotment is exercised in full, the number of shares held by new investors will increase, and quantify the additional dilutive effect.

Response: The Company has revised the “Dilution” section of the prospectus to address this comment.

Peggy A. Fisher

November 12, 2004

25.	We may have further comments when you complete the tables.

Response: The Company duly notes and acknowledges this comment.

Management’s Discussion and Analysis… - Pages 23 to 30

Results of Operations

26.	Please review your paragraph headings under the discussion of your results of operations for the six month and year end periods to ensure that those headings match the line items in your related statement of operations. For example, your paragraph heading “Net Sales” appears to refer to your “Revenue” line item on your statement of operations.

Response: The Company has revised the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the prospectus to address this comment.

27.	We note your net sales for year ended December 31, 2002 were cut almost in half as a result of the economic impact of the events of September 11, 2001. Please expand the disclosure to explain in more detail how these events affected your product sales. We note that your revenues continue to be below 2001 revenues. Expand to discuss this continuing trend.

Response: The Company has revised the description of its results of operations to address this comment.

Six Months Ended June 30, 2004 Compared to Six Months Ended June 30, 2003 - Pages 24 to 25

28.	We note that you attribute the increase in net sales to increased orders, which were partially offset by lower selling prices. In general, your revenue discussion should separately discuss and quantify changes from volume, prices and other factors.

•	Please expand to quantify the impact of changes in prices on revenues.

•	Please expand to address reasons for the increased orders.

•	Revise to address relevant factors such as new products, new markets, new customers, new technologies or other items relevant to your business.

Peggy A. Fisher

November 12, 2004

Response: The Company has revised the description of its results of operations to address this comment.

Year Ended December 31. 2003 Compared to Year Ended December 31, 2002 - Pages 25 to 26

29.	We note under Cost of Sales that you discuss “increased manufacturing costs incurred in order to meet our customers’ specific performance and delivery requirements.” Please expand your discussion to describe the circumstances regarding these increased costs. Were there problems with the performance of your original product? What was the nature of the unusual performance and delivery requirements? Your discussion should include analysis of any known trends that may exist with respect to your costs of meeting performance and delivery costs of your customers.

Response: The Company has revised the description of its results of operations to address this comment.

30.	Please revise the discussion of research and development expenses to discuss and quantify the reasons for the decrease in the research and development expenses during this period of new product innovation.

Response: The Company has revised the description of its results of operations to address this comment.

31.	Please revise as appropriate to discuss and quantify any significant offsetting changes in your selling, general and administrative expenses. Where multiple factors offset, discuss and quantify the individual factors.

Response: The Company has revised the description of its results of operations to address this comment.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001 - Pages 26 to 27

32.	We see you attribute some of the changes in cost of sales and gross margins to changes in the mix of products produced. Please revise to explain which of your products generate higher gross profit margins. Do you have certain customers where you receive higher gross profit margins? If so, identify these customers and markets.

Peggy A. Fisher

November 12, 2004

Response: The Company has revised the description of its results of operations to address this comment.

Liquidity and Capital Resources - Pages 27 to 29

33.	If material, please include in your discussion of your financing activities the sale of shares of common stock on October 15, 2003 and October 30, 2003 that you have described in Item 15 of Part II of your registration statement.

Response: The sale of these securities was not material to the Company’s liquidity.

34.	Please revise your contractual obligations table to comply with Item 303(A)(5) of Regulation S-K.

Response: The Company has revised its contractual obligations table to address this comment.

Critical Accounting Policies and Estimates - Pages 29 to 30

Revenue Recognition

35.	Please revise to disclose the significant estimates made by management, why these estimates bear the risk of change, how accurate your estimates have been in the past and whether the estimates are reasonably likely to change in the future. If the estimates are reasonably likely to change in the future, analyze the specific sensitivity to change and provide quantitative and qualitative disclosure when quantitative information is reasonably available. Please refer to SEC Release No. 33-8350.

Response: The Company has revised its “Critical Accounting Policies and Estimates” section to address this comment.

Costs and Earning in Excess of Billings

36.	We note that this account represented 87% and 84% of your current assets at December 31, 2003 and June 30, 2004, respectively. We also note the disclosure that these manufacturing projects typically take 6-12 months. Please revise your disclosures to address the following:

•	Discuss the risks associated with payments that are not due until later in the process; and

Peggy A. Fisher

November 12, 2004

•	Disclose the impact of these payment terms on your capital requirements.

Response: The Company has revised its “Critical Accounting Policies and Estimates” section to address this comment.

37.	Further, you indicate that you are able to bill these amounts at various points prior to the actual completion of the projects. However, it appears that these amounts are increasing at a rate much greater than the rate of increase in revenues. Revise your discussion of liquidity and capital resources to address not only the increase in absolute dollars, but also reasons for any discrepancies between the change in revenues and the change in this balance.

Response: Please note that the increase in the Costs and Earnings in Excess of Billings account has decreased by $1.7 million for the nine months ended September 30, 2004. The Company has recognized revenue of $6.5 million for the same period.

Business - Pages 31 to 42

38.	You already provide brief biographical information in your summary. Relocate the duplicative disclosure beginning on pages 31 and 34 to the “Management” section.

Response: The Company duly notes and acknowledges this comment. In order to address this comment and comment number 47, the Company has created a “History of the Company” section of the prospectus, which appears after “Forward-Looking Statements.” This “History of the Company” section addresses the purchase of the Company by Quantum Value Partners, LP and discusses the Company’s new management team.

39.	We note that your “Business” section mostly focuses on what the company intends to do in the future as part of its business strategy. Please ensure that you describe in this section your current business activities and that you clearly distinguish between those activities and the activities that the company intends to engage in. If you have not derived any significant revenue to date from any of those product or service offerings, please make that clear. Also, please clarify, if true, that the company’s change in strategy is a result of the October 2003 acquisition of the assets of your business or whether you were pursuing this strategy prior to the asset purchase transaction.

Response: The Company duly notes and acknowledges this comment and has revised the “Business” section on of the prospectus to clarify that the Company has not derived significant revenue to date from commercialization of its axle testing services or manufacturing precision

Peggy A. Fisher

November 12, 2004

driveshafts. The Company has also clarified in the “Business-Overview” section of the prospectus and in the “History of the Company” section of the prospectus that its new strategy is a result of the purchase of the Company in October 2003.

40.	Define “NVH issues” on page 33.

Response: The Company has revised the prospectus to refer to “NVH” rather than “NVH issues.”

41.	We note that you describe your business as being focused on three key areas. Please provide your investors, in your prospectus and in your periodic reports going forward, the percentage of total revenues derived from each of these three areas for each of the last three fiscal years so that it was clear which of these areas account for your current revenue and which of these sources of revenue is driving your growth. Refer to Item 101(c)(l)(i) of Regulation S-K.

Response: The Company has revised the “Business” section of the prospectus to clarify that is has received no significant revenues to date from the sale of its testing services or from manufacturing precision driveshafts. The Company has also revised the “Business- Customers and Marketing” section of the prospectus to disclose the percentage of its total revenues derived from development and sale of testing equipment in each of the Company’s last three fiscal years.

42.	Please ensure that your disclosure makes clear the degree to which the development of your intended products or services has progressed or whether further engineering is necessary. Refer to Item 101(c)(1)(ii) of Regulation S-K. In this regard we note that (i) in your first full risk factor on page 8 you disclose that you have not yet manufactured precision driveshafts for your customers beyond limited production of prototype models (ii) in your risk factor that begins on the bottom of page 8 you disclose that you have not generated significant revenue to date from your testing services. Revise your “Business” section to include and expand upon these disclosures.

Response: The Company has revised the “Business-Testing Services and – Manufacturing Operations” sections of the prospectus to clarify that it currently has the technology and the equipment to provide axle testing services and to manufacture precision driveshafts. As the Company implements its growth strategy, it will need to increase its capacity to provide these services and products by building additional testing and manufacturing equipment and leasing additional facilities. In addition, the Company has revised the “Risk Factors” and “Use of Proceeds” sections of the prospectus to clarify that it is dependent, in part, upon the net proceeds

Peggy A. Fisher

November 12, 2004

of this offering and resulting borrowing capacity under its credit facility to fund the foregoing expenditures.

43.	We note you currently sell your products to North American customers. If material, revise your “Business” section to provide the information required by Item 101(d) of Regulation S-K or supplementally tell us why such information is not material.

Response: The Company duly notes and acknowledges this comment, but does not believe that it currently has any disclosure obligations under Item 101(d) of Regulation S-K. In its most recently completed fiscal year, the Company did not derive any revenue outside of North America.

Overview - Pages 31 to 32

44.	We note that you intend to become a provider of axle testing services to automotive and heavy equipment manufacturers. We understand the reasons why NVH is significant to luxury vehicles, but please provide your investors with an understanding of why NVH issues are significant to manufacturers of heavy equipment.

Response: The Company has revised the prospectus to delete references to providing testing services to heavy equipment manufacturers, as it does not currently intend to commercialize its testing services with respect to these customers in the foreseeable future.

45.	Supplementally provide us with the basis for your estimate that the market for axle testing is approximately $240.0 million per year in North America.

Response: The Company’s basis for estimating the size of the axle testing market is as follows. According to CSM Worldwide, an independent production forecasting company, all-wheel and rear-wheel drive vehicles comprise approximately 54% of total vehicle production in North America each year. Total vehicle production in North America each year is estimated by CSM Worldwide to be approximately 16 million. Therefore, the Company estimates that approximately 8,640,000 axles are eligible for the Company’s testing services each year. The Company derives approximately $25 for each axle that it tests, and therefore, it estimates that the market for its axle testing services is approximately $216 million. The Company has revised the prospectus accordingly.

46.

We note your intentions to become a provider of axle testing services and a manufacturer of precision driveshafts. Please clarify, in your overview section or in your more detailed discussion of this segment, your current ability to enter into these businesses or the requirements

Peggy A. Fisher

November 12, 2004

for you to enter into these businesses, e.g., do you currently have the manufacturing capacity to enter manufacturing business or are the capital expenditures for manufacturing growth you have forecasted for 2005 and 2006 required for your expansion into this market? If you will be required to make those capital expenditures in order to enter into those markets, please provide a brief description of what those capital expenditures will be for and the general efforts that you will be required to make in order to enter those markets.

Response: The Company has addressed this comment in the “Business-Testing Services and – Manufacturing Operations” sections of the prospectus.

47.	We note your disclosure regarding the purchase of the assets of your company by Quantum-VeriTek, Inc. in the first full paragraph on page 2 and the similar disclosures throughout your prospectus. Please revise this disclosure to explain the relationships of the various parties to one another, including Quantum-Veritek, Inc., Veri-Tek International Corp., Veri-Tek International, Corp., and JCJ International Corporation. You may want to use diagrams pre- and post-acquisition. We may have further comments.

Response: The Company has addressed this comment in a new section of the prospectus entitled “History of the Company.”

Manufacturing Operations - Pages 36 to 38

48.	We note your disclosure that one of your customers is currently using your manufacturing process to manufacture driveshafts. Please clarify whether you derive revenue from this manufacturing process and how such revenues, if any, have been derived (e.g., whether through process licensing or equipment leases or sales, etc.). In addition, if you have derived revenue from your manufacturing operations, please indicate in your “Management’s Discussion and Analysis” section how those revenues have factored into your operating results.

Response: The Company has revised the “Business” section of the prospectus to clarify that it has derived insignificant revenues from the sale of manufacturing equipment used in the Company’s manufacturing process to one of its customer. Please note that the Company’s manufacturing process is composed of core equipment, which is described in the “Business- Manufacturing Operations” section of the prospectus.

Research and Development and Intellectual Property - Pages 38 to 39

49.	We note that you intend to market your products and services to the North American automotive market, including Japanese and European manufacturers. Please discuss your general strategy with regard to protecting your technological claims in any relevant non-U.S. countries.

Peggy A. Fisher

November 12, 2004

Response: The Company has revised the “Business - Research and Development Intellectual Property “section of the prospectus to address this comment.

Customers and Marketing - Page 39

50.	Revise the disclosure to discuss your material customers more prominently in the first paragraph. It does not appear that Ford, GM, or DaimlerChrysler are material customers, so it is not clear why you are identifying them so prominently. Revise to explain the relationship between your major customers (Visteon Corporation, Transaxle, and Dana) and your “automotive industry customers” in the first full paragraph on page 40.

Response: The Company has revised the “Business-Customers and Marketing” section of the prospectus to address this comment.

Competition - Page 40

51.	Describe any material risks you may face as a result of competing with manufacturers’ in-house testing services or the services of other third party providers in your “Risk Factors” section.

Response: The Company has addressed this comment in its risk factors entitled “Because we have not generated significant revenue from our testing services, you have a limited amount of information to value our business prospect for our testing services” and “We may face substantial competition from competitors who may have superior resources, including our current and potential customers who may decide to manufacture all of their products and perform all of their testing services in-house.”

Management - Pages 43 to 47

52.	As all of your disclosures are required to be current as of the effective date of your registration statement, please revise to eliminate your statement on page 43 that the information contained in your management table is as of June 30, 2004.

Response: The Company has revised the lead-in to the management table accordingly.

Board of Directors - Page 44

53.	We note the second sentence. Expand the prospectus to provide biographical information on the three additional directors in the prospectus you intend to circulate.

Peggy A. Fisher

November 12, 2004

Response: The Company has revised the “Management” section of the prospectus to address this comment.

Committees of the Board of Directors - Page 44

54.	Please supplementally identity the actions that you intend to take and the dates by which those actions will be completed in order to implement all applicable rules of the Nasdaq SmallCap Market and Rule 10A-3 of the Exchange Act relating to the structure and composition of your board and your board committees. In addition, please ensure that you have included all of the disclosures required by Rule 10A-3(d) of the Exchange Act. We may have further comment.

Response: The Company duly notes and acknowledges this comment. The Company has added three independent directors, whose biographical information is included in the “Management” section of the prospectus. These independent directors will comprise the Company’s audit, nominating and compensation committees.

Compensation Committee Interlocks - Page 44

55.	Conform the heading of this section to that required by Item 402(j) of Regulation S-K (i.e., “Compensation Committee Interlocks and Insider Participation”), and provide the information called for by paragraph (1) of Item 402(j).

Response: The Company has revised the section of the prospectus entitled “Compensation Committee Interlocks and Insider Participation” to address this comment.

Relationships and Related Party Transactions - Page 48

56.	Expand the second paragraph to explain why you borrowed $5.9 million from Quantum Value Partners, LP. Disclose what consideration Quantum Value Partners, LP paid for the asset purchase. Disclose the current amount of principal and interest that is outstanding and will be converted into common stock. Disclose what percentage of outstanding common stock Quantum Value Partners, LP will hold as a result of the debt conversion.

Response: The Company has revised the section of the prospectus entitled “Relationships and Related Party Transactions” to address this comment.

Peggy A. Fisher

November 12, 2004

Principal Shareholders – Page 49

57.	Please fill in the blanks in this section in your next amendment. We may have additional comments once we are able to review that information.

Response: The Company has revised the “Principal Shareholders” section of the prospectus accordingly.

58.	Expand the first footnote to identify the individuals who have or share voting and or investment control over the shares.

Response: The Company has expanded the first footnote to the principal shareholder table to address this comment.

Description of Capital Stock – Pages 50 to 51

Indemnification of Officers and Directors – Page 50

59.	Please indicate that you will obtain directors and officers liability insurance for your officers and directors.

Response: The Company has revised the “Description of Capital Stock – Indemnification of Officers and Directors” section of the prospectus to address this comment.

Underwriting – Pages 54 to 56

Price Stabilization, Short Positions and Penalty Bids – Page 56

60.	We note that the underwriter may engage in naked short sales that would result in the sale of a greater number of shares than the underwriters are required to purchase in the offering. As such, please confirm the following:

•	the registration statement covers the firm commitment shares, the over-allotment shares and the short sales; and

•	the underwriters will deliver a prospectus to investors for all shares covered by the registration statement.

Response: The Company hereby confirms the items set forth in this comment.

Peggy A. Fisher

November 12, 2004

Additional Information – Page 57

61.	Please remove the reference to the regional office of the SEC in Chicago, Illinois as public filings are no longer made available for investor review at our regional offices.

Response: The Company has revised the “Additional Information” section of the prospectus to address this comment.

Financial Statements

62.	Please provide a currently dated and signed consent from your independent accountants in your amendment.

Response: The Company duly notes and acknowledges this comment and has included such consent in its amendment.

63.	In the event of a delay of effectiveness, revise to provide updated financial information, as required by Rule 3-12 of Regulation S-X.

Response: The Company duly notes and acknowledges this comment.

Independent Auditor’s Report – Page F-2

64.	Please have your auditor revise the report to remove the reference to the Auditing Standards Board. Please refer to paragraph 3 of PCAOB Auditing Standard #1, which indicates that such reference should be replaced by the reference to the Public Company Accounting Oversight Board (United States). Please note this comment also applies to the report on Page F-3.

Response: The Company duly notes and acknowledges this comment and has advised its auditor accordingly.

65.	Have your auditor revise its report on the financial statements of Veri-Tek International, Corp. on page F-3 to specifically identify the period for which the statements of operations, shareholders’ equity (deficit) and cash flows are covered by this report.

Response: The Company duly notes and acknowledges this comment and has advised its auditor accordingly.

Peggy A. Fisher

November 12, 2004

66.	Have your auditor explain to us the reasons for including the explanatory language relating to internal controls over financial reporting. Tell us how this is consistent with the PCAOB standards.

Response: The reports have been revised pursuant to the PCAOB standards.

67.	We note that you have $0 cash at December 31, 2003, and debt totaling $10.8 million, of which $4.7 million is payable upon demand. Your working capital is only approximately $700k as of December 31, 2003. While you recently increased your borrowing availability under the credit facility, that increase expires in November 2004. Further, we note that the amount outstanding under the credit facility increased from $4.7 million at December 31, 2003 to $7.2 million at June 30, 2004, leaving only $1.5 million of additional borrowing capacity under the facility, before considering the increase that expires in November 2004. In addition, we note that you have budgeted for significant capital expenditures beginning in 2005. Please respond to the following:

•	Have your auditor tell us how it considered AU Section 341 in developing its opinion on your financial statements. Please have your auditor include an analysis of the significant factors considered that enabled it to overcome the questions regarding the ability to continue as a going concern.

•	Please revise notes to financial statements to include disclosures of the significant risks and uncertainties that exist regarding your ability to continue as a going concern and how you plan to overcome those risks. See paragraph 11 of AU Section 341. Alternatively, tell us why you do not believe these disclosures are required.

•	Please revise your discussion under Liquidity and Capital Resources in Management’s Discussion and Analysis to discuss your current liquidity and your ability to meet both short-term and long-term cash needs. Due to the number of uncertainties surrounding the sale of securities, your analysis should be on a basis that does not assume the successful completion of this offering. Discussion of these proceeds is acceptable when discussing ways management plans on alleviating the liquidity concerns.

Response: The Company has attached as Exhibit A its auditor’s response to this comment. The Company has also revised the notes to its Financial Statements and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources” section of the prospectus to address this comment.

Peggy A. Fisher

November 12, 2004

Statements of Operations – Page F-5

68.	Please revise the statement to present revenues from product sales and revenues from services as well as the costs of sales and the costs of services separately. Based on our review of the notes to financial statements you offer both products and services. Please note the guidance in Rule 5-03.1 of Regulation S-X.

Response: The Company’s revenues from services has not been more than 10% of total revenue for any current or prior period, therefore, we don’t believe that separate presentation of our service and product revenues is required pursuant to Rule 5-03(b) of Regulation S-X.

69.	We note that you have 100 and 10,000 shares outstanding at December 31, 2002 and 2003, respectively. However, you have not presented any amounts for earnings per share. Please revise to present basic and diluted earnings per share on the face of the statement and include the disclosures required by paragraphs 40-41 of SFAS 128 in a note.

Response: The Company has revised its Statements of Operations to include earnings per share data.

Statements of Shareholders’ Equity – Page F-6

70.	Please revise to indicate the number of shares associated with each material change in equity. Please refer to Rule 3-04 of Regulation S-X and also paragraph 10 of APB 12.

Response: The Company has revised its Statements of Shareholders’ Equity to address this comment.

Statements of Cash Flows – Page F-7

71.	You supplementally show cash paid for interest but show zero interest expense in the operating activities section of the statement. Please refer to paragraph 23(d) of SFAS 95, which indicates that interest items should be classified as an operating activity, and revise the statement to correctly reflect the item.

Response: The Company has attached as Exhibit A its auditor’s response to this comment.

Peggy A. Fisher

November 12, 2004

Note A – Basis of Presentation, Nature of Operations and Summary of Significant Accounting Policies – Page F-9

Revenue Recognition

72.	Please revise your revenue recognition policy disclosure to indicate the nature of all material revenue transactions and your accounting policies for each type of sales transaction. Revise to discuss:

•	any post-shipment obligations you have relating to the products you sell;

•	any product return rights, volume pricing, or rebates you may offer to your customers; and

•	your policies for multiple element arrangements as appropriate.

Response: The Company has revised its revenue recognition policy to address this comment.

73.	On page F-9 you stated that you have two main businesses and described the revenue recognition policy for each. However, on page 1 you describe your business as being focused in three key areas. Please revise the filing to disclose your revenue policy for all three business areas, or revise to eliminate the confusion.

Response: The Company has revised the disclosure on page F-9 to eliminate confusion with other sections of the document.

74.	Please revise your revenue recognition disclosures to describe the methods you use to measure the extent of progress towards completion when using the percentage of completion method.

Response: The Company has revised its revenue recognition policy to address this comment.

75.	In addition, revise to clearly describe any acceptance criteria or any performance contingencies for which revenue has been recognized. Refer to EITF Topic D-96 regarding the latter.

Response: The Company’s contracts to manufacture specialty machines are fixed price. That is, the Company will be paid an agreed percentage of the total price upon the completion of certain milestones during the project. The Company recognizes revenue on a monthly basis based on the percentage of completion method independent of the payment milestones. Therefore, we do not believe that EITF D-96 applies to this situation.

Peggy A. Fisher

November 12, 2004

Goodwill

76.	You state that you implemented SFAS 142 on October 31, 2003. If true, revise to clarify that although SPAS 142 was effective on January 1, 2002, you first applied the statement on October 31, 2003, since you held no goodwill or intangible assets prior to that date.

Response: The Company has revised its discussion regarding goodwill to address this comment.

77.	Please revise to also describe the manner in which the carrying amount is assessed for recoverability and how and when any impairment would be measured.

Response: The Company has revised its discussion regarding goodwill to address this comment.

Impairment of Long-Lived Assets

78.	Please revise the filing to reflect the accounting for the impairment of long-lived assets under the provisions of SFAS No. 144 commencing on January 1, 2002, and not SFAS 121 as you currently disclose.

Response: The Company has revised its policy regarding impairment of long-lived assets to address this comment.

Other

79.	Please revise to disclose how you account for shipping and handling costs. If these costs are not included in cost of sales, then disclose the amounts recorded in each period and say where you present them in the statement of operations.

Response: The Company has revised this policy to address this comment.

Note B – Acquisition of JCJ International Inc. – Page F-12

80.	Please revise to provide a clear description of the transaction, especially the factors that contributed to a purchase price that resulted in the recognition of goodwill. Refer to paragraph 51.b of SFAS 141.

Response: The Company has revised Note B to address this comment.

Peggy A. Fisher

November 12, 2004

81.	To enhance an investor’s understanding of the October 31, 2003 transaction, revise to include a purchase price allocation table that shows:

•	The separate components of the purchase price;

•	The historical cost of tangible assets acquired and liabilities assumed;

•	Any fair value adjustments recorded;

•	Identifiable intangible assets recorded; and

•	Goodwill.

Response: The Company has revised Note B to address this comment.

82.	Revise to describe the identifiable intangible assets recorded from this transaction.

Response: The Company has revised Note B to address this comment.

83.	In light of the amount allocated to intangible assets, and as it appears that JCJ held significant items that could be considered intangible assets, including, but not limited to, trademarks and trade-names, customer relationships, and patented technology, tell us how you evaluated and determined the amounts you record. Otherwise, revise to correctly identify and fair value all intangible assets at October 31, 2003.

Response: The Company has revised Note B to address this comment.

Note E – Line of Credit and Long-Term Debt-Page – F-13

84.	Please revise to indicate that the line of credit is payable upon demand. Disclose the total amount available for borrowing under the line and the conditions upon which commitments can be with drawn. Refer to Rule 5-02.19(b) of Regulation S-X.

Response: The Company has revised Note E to address this comment.

85.	Please revise to clearly explain what you mean by the phrase that your long-term debt is to be “paid in kind.”

Peggy A. Fisher

November 12, 2004

Response: The “paid in kind” provision of the Company’s subordinated debt has been deleted pursuant to an amendment of such debt. The Company has revised Note E accordingly.

Note G – Income Taxes – Page F-15

86.	Please revise your disclosures to provide the expiration dates of your net operating loss carryforwards, as required by paragraph 48 of SFAS 109.

Response: The Company has revised Note G to address this comment.

Segment Information

87.	On page 1, you disclose that you operate in three main business areas – specialty equipment, testing services and precision driveshaft manufacturing. Revise to present segment information for each of your three main businesses. Otherwise, tell us why these business areas would not represent reportable segments. If you aggregate any operating segments, clearly explain how you meet the aggregation criteria outlined in paragraph 17 of SFAS 131. We may have further comment.

Response: The Company anticipates having three main lines of business – specialty equipment manufacturing, axle testing services and driveshaft manufacturing. Prior to the third quarter of 2004, the Company focused exclusively on the specialty equipment manufacturing business. Through the period ending September 30, 2004, the Company has not generated material revenues or costs relating to providing axle testing services and has generated no revenues or costs in connection with driveshaft manufacturing. Therefore, the Company believes that the aggregation criteria outlined in paragraph 17 of SFAS 131 do not apply at this time. The Company has revised the discussion of its current and future businesses in the prospectus to clarify the foregoing.

88.	Please revise to provide the information required by Schedule II of Rule 5-04 of Regulation S-X.

Response: The Company has revised the prospectus accordingly.

Peggy A. Fisher

November 12, 2004

Interim Financial Statements as of June 30, 2004

89.	Please revise to include all information required by Article 10 of Regulation S-X.

Response: The Company has revised its Interim Financial Statements to address this comment.

Part II of Registration Statement

Item 15 – Recent Sales of Unregistered Securities – Page II-2

90.	Please revise this section to comply with your disclosure obligations under paragraph (d) of Item 701 of Regulation S-K.

Response: The Company has revised Item 15 of the registration statement to address this comment.

Item 16 – Exhibits and Financial Statements Schedules – Pages II-2 to II-3

91.	File a copy of the executed Management Agreement, the form of which was attached to the Asset Purchase Agreement as Exhibit 1.3(b)(iii). Please ensure that any material terms of that agreement that will be in effect after the consummation of your offering have been briefly described in an appropriate location in your prospectus.

Response: The Management Agreement referred to in this comment was terminated effective October 30, 2004. In addition, the compensation paid during the last fiscal year under the Management Agreement was less than $60,000.

Signatures

92.	Please indicate by parenthetical notation that the registration statement has been signed by the registrant’s controller or principal accounting officer.

Response: The Company has revised the signature page to the registration statement to address this comment.

Peggy A. Fisher

November 12, 2004

Exhibits

93.	Please file your remaining exhibits (including the form of legal opinion) with your next amendment and allow sufficient time for staff review.

Response: The Company duly notes and acknowledges this comment.

Please do not hesitate to contact the undersigned at (813) 225-4177 if you have any questions or comments regarding the foregoing responses or the Registration Statement.

Very truly yours,

/s/ Carolyn T. Long
Carolyn T. Long

Enclosures

Exhibit A

[Letterhead of Freedman & Goldberg]

October 18, 2004

Peggy A. Fisher, Assistant Director

Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Re:	Veri-Tek International Corp.
Registration Statement on Form S-1 filed September 3, 2004
Registration No. 333-118830

Dear Ms. Fisher:

This letter is in response to various comments received by Veri-Tek International Corp. on its Registration Statement.

In response to comment number 67, how we considered AU Section 341 in developing our opinion on the audited financial statements included in the registration statement. We considered whether the results of our auditing procedures performed in planning, gathering evidential matter relative to various audit objectives and completing the audit identified conditions that indicate there could be substantial doubt about Veri-Tek’s ability to continue as a going concern. We did not determine that the information obtained in the course of the audit indicated that Veri-Tek’s ability to continue as going concern for a reasonable period of time was in doubt. The predecessor company, as demonstrated in the registration statement, has a history of net profit which figured into our analysis. It is our understanding that Veri-Tek was able to renegotiate its line of credit with its lender prior to the issuance of our report, increasing the total line available which has provided the necessary working capital. The loss is due in part to the interest on the subordinated debt, which becomes equity when the public offering becomes final. Therefore, based on the evidence collected and discussions with management regarding future plans, we do not feel that substantial doubt exists regarding Veri-Tek’s ability to continue as a going concern for a reasonable period of time. We did, however, add a disclosure in the footnotes of the financial statements.

In response to comment number 71, the cash flow statement is presented using the indirect method, with the amount of interest and income taxes paid disclosed as required in SFAS 95, paragraph 121. Changes in accrued interest are included as increases (decreases) in accrued liabilities in the operating section of the statement. The paragraph referred to in the Comments (paragraph 23.d) applies to the direct method of presentation and therefore not to the Statement of Cash Flows included in the Registration Statement.

If you have any questions or need additional information, please call me at 248.626.2400.

Sincerely,

FREEDMAN & GOLDBERG, CPA’S, P.C.

/s/ Michael Goldberg
Michael Goldberg, CPA

MG:pld

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